

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2023

Or Kles
Chief Financial Officer
My Size, Inc.
4 Hayarden St.
P.O.B. 1026
Airport City, 7010000 Israel

> **Re: My Size, Inc.**
> **Registration Statement on Form S-1**
> **Filed January 30, 2023**
> **File No. 333-269467**

Dear Or Kles:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Mariam Mansaray, Staff Attorney, at 202-551-6356 or Joshua Shainess, Legal Branch Chief, at 202-551-7951 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc:      Gary M. Emmanuel